Exhibit 99.1

Kandal M Venture Limited Announces Financial Results for

Full Fiscal Year Ended March 31, 2026

Kandal Takes Actions to Build a Tech-Enabled, Multi-Country Manufacturing Platform

TAKHMAO, Cambodia, July 30, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Southeast Asia, today announced its financial results for its Full Fiscal Year Ended March 31, 2026.

Recent developments:

On June 16, 2026, the Company announced it has secured access to a growth capital facility to fund its international infrastructure expansion. Specifically, the proceeds are  earmarked for equipment procurement and technological upgrades for Kandal’s manufacturing plants in Cambodia and the Philippines. This is aligned with the Company’s strategy to build a tech-enabled, multi-country manufacturing platform.

Management Commentary

“The first half of our fiscal year was impacted by the rapidly evolving geopolitical and macroeconomic environments which raised uncertainty through the apparel ecosystem. As the year progressed, our management was able to build flexibility into our operations and run our business model with more resiliency, ” said Mr. Duncan Miao, Director and Chairman of the Board of Kandal. “While our revenues levels were essentially flat year-over-year, we showed meaningful operational and financial discipline to maintain a stable business model. The proceeds from our June 2025 IPO provide significant ability to invest in our long-term future.

“As we look ahead, we anticipate strong order demand from our existing customers and several new customers based in Europe and Asia. As a result, we will continue to expand our production capacity and invest in new manufacturing technology,” said Mr. Duncan Miao, Director and Chairman of the Board of Kandal. “Our ongoing actions to enhance our production capabilities will make us more responsive to our customers, improve our production cycles, expand our margins, and create a more environmentally friendly operation.”

Revenue

For the years ended March 31, 2025, and 2026, we generated our revenue through sales of leather goods.

Our revenue decreased slightly by US$58,610 or 0.3%, from US$17,186,677 for the year ended March 31, 2025, to US$17,128,067 for the year ended March 31, 2026.

Cost of sales

Our cost of sales consists mainly of raw material costs, direct labor costs and factory overheads.

Our cost of sales increased by US$55,579 or 0.4%, from US$13,829,471, for the year ended March 31, 2025, to US$13,885,050 for the year ended March 31, 2026.

Gross profit and gross profit margin

Our gross profit decreased by US$114,189 or 3.4%, from US$3,357,206, for the year ended March 31, 2025, to US$3,243,017 for the year ended March 31, 2026. Our gross profit margin decreased by 0.6 percentage points from 19.5% for the year ended March 31, 2025, to 18.9% for the year ended March 31, 2026. The decrease was primarily due to additional production supervisors and quality control personnel and increased indirect material costs and overheads.

Selling and distribution expenses

Our selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees. The amounts decreased by $59,253 or 19.5%, from US$304,406 for the year ended March 31, 2025, to US$245,153 for the years ended March 31, 2026. The decrease was mainly due to better production planning which lowered the distribution expenses.

Administrative expenses

Our administrative expenses consisted of salaries, welfare and other benefits, director’s remuneration, management fees, professional services fees, office expenses and utilities, depreciation and others.

The following sets forth a discussion and analysis of our administrative expenses for the years ended March 31, 2025, and 2026:

Salaries, welfare and other benefits

Our salaries, welfare and other benefits increased by $441,783 or 45.2%, from US$978,362 for the year ended March 31, 2025, to US$1,420,145 for the years ended March 31, 2026. The increase was primarily due to additional production supervisors and quality control personnel.

Management fees

Our management fee represented service fees for general corporate management paid to a related company during the year, decreased by US$267,664 or 97.3%, from US$274,987 for the year ended March 31, 2025, to US$7,323 for the year ended March 31, 2026. The related party management fee arrangement had been discontinued upon listing.

Office expenses and utilities

Our office expenses and utilities consist mainly of office rental expense, electricity and water charges, travelling and stationery expenses.

The amounts remained relatively stable for the years ended March 31, 2025, and 2026, respectively.

Professional services fees

Our professional services fees consist mainly of fees paid to external lawyers and consultants.

Professional services fees decreased by US$394,777 or 44.0% from US$897,608 for the year ended March 31, 2025, to US$502,831 for the year ended March 31, 2026, which was primarily due to one-off IPO fees and financial advisor fees in 2025.

Depreciation

Our depreciation remained relatively stable for the year ended March 31, 2025, and 2026.

Others

Other expenses remained relatively stable for the year ended March 31, 2025, and 2026.

Cash generated from/(used in) operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended March 31, 2026, we had net cash used in operating activities of US$1,884,807 mainly arising from net profit from operations of US$430,405, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of US$199,328; (ii) depreciation of right-of-use assets of US$69,242; (iii) reduction in provision for slow moving inventory of US$40,011; (iv) interest expenses of US$143,340; (v) interest income from loan to related party of US$23,736; (vi) and reduction in provision for expected credit loss on VAT refundable of US$90,399. Changes in operating assets and liabilities mainly include (i) the increase in trade and other receivables of US$471,955; (ii) the increase in inventories of US$863,576; and (iii) the decrease in trade and other payables of US$859,757.

Cash used in investing activities

For the year ended March 31, 2026, net cash used in investing activities was US$2,632,884 which was mainly due to payments for professional fees relating to the IPO expenses of US$ 307,648 and investment in an associate of US2,500,000.

Net cash used in financing activities

For the year ended March 31, 2026, net cash generated from financing activities of US$7,998,751 mainly consisted of net proceeds from issuance of IPO shares of US$8,014,981, repayments of loans and advances from related parties of US$4,314,951 and US$981,675 respectively, offset by repayment of borrowings of US$5,088,600.

Net income

As a result of the foregoing, our net income increased by US$25,952 or 12.4% from US$209,673 for the year ended March 31, 2025, to US$235,625 for the year ended March 31, 2026. The increase was mainly due to the decrease in interest expenses, offset by the decrease in gross profits and other income.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with its manufacturing operations in Southeast Asia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts:

Company:

Kandal M Venture Limited Investor Relations Contact:
Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,
Kingdom of Cambodia
Email: enquiry@fmfco.com.kh
Telephone: +855 23425205

Investor Relations Contact:

Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: +1 (646) 893-5835 x2
Email: ir@skylineccg.com
Website: www.skylineccg.com

FINANCIAL STATEMENTS

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Revenue	13,971,743	17,186,677	17,128,067
Cost of sales	(10,604,640)	(13,829,471)	(13,885,050)
Gross profit	3,367,103	3,357,206	3,243,017

Operating expenses:
Selling and distribution expenses	(239,013)	(304,406)	(245,153)
General and administrative expenses	(1,646,043)	(2,677,883)	(2,675,644)
Income from operations	1,482,047	374,917	322,220

Other income/(expenses):
Interest expense	(403,723)	(582,013)	(134,894)
Other income, net	219,309	436,050	243,079

Profit before income tax	1,297,633	228,954	430,405
Income tax expense	(178,101)	(19,281)	(194,780)
Profit for the year	1,119,532	209,673	235,625

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations	(313)	—	—
Total comprehensive income attributable to equity owners of the Company	1,119,219	209,673	235,625

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share	0.07	0.01	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings*	16,000,000	16,000,000	17,735,342

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31, 2025	March 31, 2026
	US$	US$
ASSETS
Non-current assets
Property, plant and equipment	512,601	349,440
Right-of-use assets	138,483	69,241
Other investment	—	2,500,000
Deferred tax assets	29,787	48,306
Total non-current assets	680,871	2,966,987

Current assets
Inventories	1,646,333	2,549,920
Trade and other receivables	1,497,817	2,032,477
Deferred initial public offering (“IPO”) costs	795,771	—
Amounts due from related parties	1,053,708	72,033
Loans to related parties	4,291,215	—
Cash and cash equivalents	102,697	3,583,757
Total current assets	9,387,541	8,238,187

Total assets	10,068,412	11,205,174

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	160	183
Share premium	—	7,435,512
Merger reserve	13	13
Capital reserve	(2,500,000)	(2,500,000)
Foreign currency translation reserve	5,130	5,130
Retained earnings	2,872,801	3,108,426
Total equity	378,104	8,049,264

Non-current liabilities
Lease liabilities	87,632	—
Total non-current liabilities	87,632	—

Current liabilities
Trade and other payables	4,424,830	3,041,100
Lease liabilities	80,916	87,632
Borrowings	5,088,600	—
Income tax payable	8,330	27,178
Total current liabilities	9,602,676	3,155,910

Total liabilities	9,690,308	3,155,910

Total equity and liabilities	10,068,412	11,205,174

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Cash flows from operating activities
Profit before income tax	1,297,633	228,954	430,405

Adjustments for:
Depreciation of property, plant and equipment	198,360	193,626	199,328
Depreciation of right-of-use assets	69,241	69,241	69,242
Interest expense	421,713	595,421	143,340
Interest income from loan to related party	(165,368)	(370,705)	(23,736)
Interest income from loan to third party	—	—	(180,528)
Interest income	—	—	(30,403)
Inventories write-down	65,770	37,557	37,229
Reversal of inventories write-down	—	(28,678)	(77,240)
Allowance for provision for expected credit losses – other receivables	11,532	71,188	15,894
Reversal of allowance for provision for expected credit losses – other receivables	—	—	(106,293)
Other receivables written off	—	35,120	—
Allowance for provision for expected credit losses – third parties	—	—	27,694
Operating cash flows before working capital changes	1,898,881	831,724	504,932

Changes in working capital:
Inventories	1,519,269	147,511	(863,576)
Trade and other receivables	(112,572)	(659,095)	(471,955)
Trade and other payables	(43,699)	1,958,462	(859,757)
Cash generated from operations	3,261,879	2,278,602	(1,690,356)
Income tax paid	(123,111)	(144,037)	(194,451)
Net cash generated from/(used in) operating activities	3,138,768	2,134,565	(1,884,807)

Cash flows from investing activities
Purchase of property, plant and equipment	(22,972)	(16,710)	(36,167)
Acquisition of equity investment	—	—	(2,500,000)
Interest received	—	—	210,931
Deferred initial public offering (“IPO”)costs	(230,642)	(565,129)	(307,648)
Net cash used in investing activities	(253,614)	(581,839)	(2,632,884)

Cash flows from financing activities
Proceeds from issuance of IPO shares, net	—	—	8,014,981
(Loans to)/Repayment from related parties	(3,783,461)	80,664	4,314,951
(Advances to)/Repayments from related parties, net	(5,110,245)	999,610	981,675
Proceeds from/(Repayments of) borrowings, net	6,373,131	(2,095,514)	(5,088,600)
Interest paid on borrowings	(399,226)	(578,660)	(132,780)
Payment of lease liabilities	(68,989)	(74,716)	(80,916)
Interest paid on lease liabilities	(22,487)	(16,761)	(10,560)
Net cash (used in )/generated from financing activities	(3,011,277)	(1,685,377)	7,998,751

Net change in cash and cash equivalents	(126,123)	(132,651)	3,481,060
Cash and cash equivalents at beginning of year	361,471	235,348	102,697
Cash and cash equivalents at end of year	235,348	102,697	3,583,757